COMSTOCK HOMEBUILDING COMPANIES, INC.
11465 Sunset Hills Road, Suite 510
Reston, Virginia 20190
February 20, 2007
VIA EDGAR AND BY HAND DELIVERY
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549
Attention: John Cash, Accounting Branch Chief, Mail Stop-7010

Re:	Comstock Homebuilding Companies, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2005
Form 10-Q for the Fiscal Quarter Ended March 31, 2006
Form 10-Q for the Fiscal Quarter Ended June 30, 2006
Form 10-Q for the Fiscal Quarter Ended September 30, 2006
File No. 001-32375
On behalf of Comstock Homebuilding Companies, Inc. (the “Company”), we submit the following responses to the comments contained in the letter of comment of the Commission staff (the “Staff”) dated February 2, 2007, addressed to me. The Staff’s comments, in the original headings and numbers, are restated below and are set off in bold. The responses correspond to the headings and numbers noted in such letter.
General
1. In regard to your response letter dated January 11, 2007, we remind you to file amendments to your Form 10K for the fiscal year ended December 31, 2005 and forms 10-Q for the fiscal quarter ended March 31, 2006 and the fiscal quarter ended June 30, 2006.
Response: We have spoken with our attorneys and the amendments will be filed concurrently with our year-end Form 10-K for the fiscal year ended December 31, 2006.
Form 10-K for the Fiscal Year Ended December 31, 2005
Prior Comment Two — Segment Reporting
2. Please file on EDGAR the “Variance Report” you have supplementally provided to us. Alternatively, you may request to seek “Confidential Treatment” of the “Variance Report” provided. For guidance, please see Staff Legal Bulletin No. 1, Rule 24(b)-2 of the Exchange Act and Rule 83 of the Freedom of Information Act.

U.S. Securities and Exchange Commission
February 20, 2007

Response: Our Director of Financial Reporting, Antonio Pedrero, spoke via telephone with Accounting Branch Chief John Cash about this matter, noting that previously, Mr. Dale Welcome, SEC Staff Accountant had verbally agreed to forego the EDGAR filing requirement for the aforementioned “Variance Report”. We were at that time informed by Chief Cash that the confidential “Variance Report” would be destroyed. Furthermore, we were informed by Mr. Cash that we did not need to file on EDGAR or go through any additional process other than to document herein the results of that conversation.
3. In your letter dated November 22, 2006, you stated that:
“The Company, in analyzing SFAS 131, pars. 10-15, has determined that its principal operating segments are the individual projects, and not some segmentation by virtue of geographic market area. In addition, the Company aggregates all of its operating segments into one reportable segment, Homebuilding, (ref. SFAS 131, par. 17) and is therefore not subject to the quantitative thresholds test of SFAS 131, par. 18.”
In this regard, please tell us and provide documentation supplementally supporting your determination that each of your operating segments, the individual real estate projects, for the period for which you provided the “Variance Report” have similar economic characteristics as required by paragraph 17 of the SFAS 131 for aggregation.
Response:
SFAS 131, par. 17 indicates that two or more operating segments may be combined into a single operating segment if aggregation is consistent with the objective and basic principles of the [this] Statement, if the segments have similar economic characteristics, and if the segments are similar in each of the specific criteria listed. The Company has considered the criteria in par. 17.a. to 17.e., as follows:
(a)	The nature of the products and services:

The Company’s products are all newly built or newly reconfigured for-sale residential dwellings targeted at individuals and families. The Company’s products are manufactured through two distinct processes that the Company controls: land development activities and vertical construction management. The homes built by the Company come in the form of detached and attached housing with both styles of home involving a similar manufacturing process. In all cases, each of our homes is built to a common set of features with the ability for the buyer to customize the features of their home prior to delivery. The Company does not intentionally build stand-alone commercial or investment portfolio rental projects.

U.S. Securities and Exchange Commission
February 20, 2007

All of the Company’s projects are selected by its Land Committee. The Committee selects projects by assessing their individual probable expected gross margin and return on investment. The average long-term gross margin across all Comstock projects historically has been between 15 to 20% independent of what form of housing is being constructed. Actual margins may vary between periods for any given project or across projects due to temporary changes in market conditions which can affect demand. As that occurs, management reviews and considers the reasons why a particular project’s gross margin may be significantly higher or lower than planned. The Company sometimes will undertake an individual project with a higher or lower expected gross margin for strategic reasons but over the long term gross margins are not differentiated or consistently different across any specific “product range” or “geographic area”.

(b)	The nature of the production processes:

The Company’s production process is consistent across all of its projects. The Company typically acts as the primary general contractor in the construction of its homes. The Company focuses on production building which means that the homes are generally specified in form before construction commences with very little opportunity for structural customization. The homes are typically a combination of wood frame and concrete construction with the same trade sub-contractors working across multiple projects. Estimating, budgeting, purchasing and oversight are all tracked and managed through the Company’s consolidated information management system.

(c)	The type or class of customer for their products and services:

The Company focuses on and develops its products for the first-time and early move-up home buyer as well as the first move-down buyer often referred to as the active adult home buyer. In some cases, as a result of zoning conditions present in a particular property, the Company will construct and sell what is known as core and shell commercial property to a commercial customer, but only when such property is integrated within the residential property. In all residential projects, the overwhelming majority of revenue is generated from the sale of our homes to residential customers.

(d)	The methods used to distribute their products or provide their services:

The project management team responsible for a specific project works with our corporate marketing department to develop marketing objectives, formulate pricing and sales strategies and create advertising and public relations programs for the project to be approved by senior management. The Company makes extensive use of common advertising and other promotional activities, including newspaper advertisements, brochures, television and radio commercials, direct mail and the placement of strategically located sign boards in the immediate area of the Company’s developments. In addition, all the Company’s products are marketed through the Company’s website at

U.S. Securities and Exchange Commission
February 20, 2007

www.comstockhomes.com. Sales activities for the projects are conducted on-site or in a centralized corporate sales center prior to there being an on-site sales facility. Purchasers meet with sales representatives; tour model homes (either in person or through computer simulations); make feature selections from samples and execute purchase contracts — all on site at the project’s location.

(e)	If applicable, the nature of the regulatory environment, for example, banking, insurance, or public utilities.

The Company is subject to similar local, state and federal statutes, ordinances, rules and regulations concerning zoning, building design, construction and similar matters, including local regulation which imposes restrictive zoning and density requirements in order to limit the number of homes that can ultimately be built within the boundaries of a particular project. Our understanding of the regulatory-environment criterion is that it applies to those situations in which there exists a unique regulatory environment relating to part of a business, such as a banking and insurance segment. Clearly, the regulatory nature of the homebuilding environment is not unique to only one part of the business, or set of projects.
The foregoing facts and circumstances have been considered by management and while there may be temporary periodic inconsistencies among projects, the nature and characteristics of such variations do not overcome management’s assertion that the individual operating segments have similar economic characteristics, and that aggregation is therefore appropriate. Accordingly, the Company operates in one reportable segment, home building.
On behalf of the Company, I further acknowledge that:
     (a)      The Company is responsible for the adequacy and accuracy of the disclosure in its filings with the Commission;
     (b)      The Staff’s comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Company’s filings with the Commission; and
     (c)      The Company may not assert the Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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U.S. Securities and Exchange Commission
February 20, 2007

     Please do not hesitate to call me at (703) 230-1131 or Jason Parikh, our Chief Accounting Officer at (703) 230-1102 should you have any questions concerning this filing or any of the above responses.
Very truly yours,
/s/ Bruce J. Labovitz

Bruce J. Labovitz
Chief Financial Officer